Exhibit 99


(1) Pursuant to the Consulting Agreement, dated April 22, 2005, among the Issuer and the Reporting Person, the Reporting Person will be issued shares of the Issuer's common stock as compensation for consulting services rendered to the Issuer as follows: 5,000 shares per month for the two year period commencing as of January 1, 2005. As of August 2, 2005, the Reporting Person has been issued 35,000 shares pursuant to the Consulting Agreement.

(2) The common stock options are awarded for services rendered to the Issuer by the Reporting Person in his capacity as a director of the Issuer. The common stock options will vest quarterly over a three year period, commencing three months after July 29, 2005, so that 28,750 options will vest every three months. All the common stock options will vest automatically upon a change in control of the Issuer. The common stock options are exercisable for three years after the date of vesting.